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EXHIBIT 99.1

PUBLIC NOTICE FOR CONVOCATION OF THE 37th ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POSCO (the "Company")


We would like to inform shareholders that the 37th Ordinary General Meeting will be held pursuant to Article 20 of the Articles of Incorporation and that all shareholders are cordially invited to attend the Annual General Meeting.


1. Date and Time: 9 a.m. on February 25, 2005 (Friday)

2. Place: POSCO Center Art Hall (4 F/L, West Wing) located at 892 Daechi 4-dong, Gangnam-gu, Seoul, Korea

3. Agenda

   a)  Items to be reported:  1) statutory auditor's report
                              2) report on the appointment of external auditor
                              3) business report
                              4) report on the redemption of shares

   b)  Agenda to be proposed for resolution

Agendum 1 : Approval of Balance Sheet, Income Statement and Statement of the Appropriation of Retained Earnings for the 37th Fiscal Year(2004.1.1~2004.12.31)
* Dividends per share: 8,000won (interim dividends of 1,500won included)



Agendum 2 : Election of Directors
            2-1. Election of Outside Director
            2-2. Election of Outside Directors as Audit Committee Members 2-3. Election of Standing Director


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<Candidate for Outside Director>

                     Date of Birth                             Transaction with     Relationship
      Name        -------------------    Major Experience       POSCO for the        with major      Tenure
                     Recommender                              latest three years     shareholder
----------------- ------------------- ---------------------- -------------------- --------------- ------------
      Ahn,           Feb.26, 1962     o President & CEO,            None               None         3 years
    Charles       -------------------     AhnLab, Inc.
                       Director
                     Candidate &
                    Recommendation
                      Committee


<Candidates for Outside Directors as Audit Committee Members>


                     Date of Birth                             Transaction with     Relationship
      Name        -------------------    Major Experience       POSCO for the        with major      Tenure
                     Recommender                              latest three years     shareholder
----------------- ------------------- ---------------------- -------------------- --------------- ------------
      Kim,          May. 27. 1946     o Fred M. Taylor          Granted Stock          None         3 years
                  -------------------     Professor,
                                          University of
                       Director           Michigan Business
     E. Han          Candidate &          School               Option on 2,401
                    Recommendation                                  shares
                      Committee
                                      o Outside Director
                                          of POSCO

----------------- ------------------- ---------------------- --------------------- -------------- ------------
     Sun,           Jan. 24, 1945     o Former President &           None              None         3 years
                  -------------------    CEO,
                                       Samsung Human
    Wook                                  Resources
                                          Development

                       Director
                     Candidate &
                    Recommendation
                      Committee
                                      Center

<Candidate for Standing Director>

                     Date of Birth                             Transaction with     Relationship
      Name        ----------------    Major Experience          POSCO for the        with major      Tenure
                     Recommender                              latest three years     shareholder
----------------- ---------------- ----------------------- ---------------------- -------------- -------------
   Lee, Youn       Jul. 4, 1947    o Senior Executive       Granted Stock Option       None         3 years
                                   VP,  POSCO                 on 18,798 shares

                     Board of
                     Directors

Agendum 3 : Approval for the Ceiling Amount of Total Remuneration for Directors in the 38th Fiscal Year


4. Reference Matters Relating to Management
    Pursuant to Article 191-10.3 of Securities and Exchange Act, reference matters relating to the management of the Company will be available at offices of the Company, Financial Supervisory Commission, Korea Stock Exchange and Kookmin Bank.